Mail Processing
Section

APR 02 2009

SECURITIES A
Washington, DC
106



09040651

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 47137

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/08 _____ AND ENDING _____ 12/31/08 _____
                                                  MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mutual Fund Specialists, Inc.

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1531 Aloma Ave.
                                           (No. and Street)

Winter Park                                Florida                       32792
   (City)                                              (State)                             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger A. Toelke                                        (407) 740-5900
                                                              (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
                              (Name – if individual, state last, first, middle name)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
  (Address)                                       (City)                                   (State)                          (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, _____Roger A. Toelke_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Mutual Fund Specialists, Inc._____,

as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor or principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

Signature

Owner

Title

_____
Notary Public

This report contains (check all applicable boxes):

☑ (a) Facing page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

# Mutual Fund Specialists, Inc.

December 31, 2008



**Carr, Riggs & Ingram, LLC**
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

## Independent Auditor's Report

Stockholder
Mutual Fund Specialists, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Mutual Fund Specialists, Inc. as of December 31, 2008, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Fund Specialists, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

*Carr Riggs & Ingram LLC*

March 23, 2009

# MUTUAL FUND SPECIALISTS, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2008

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 6,401 |
| Commissions receivable | | 39 |
| Other assets | | 100 |
| | $ | 6,540 |

## STOCKHOLDER'S EQUITY

Stockholder's equity:
Common stock, no par value, 1,000 shares authorized;
    825 shares issued and outstanding

| | | |
|---|---|---:|
| Additional paid-in capital | $ | 15,060 |
| Deficit | | (8,520) |
| | $ | 6,540 |

# MUTUAL FUND SPECIALISTS, INC.

## STATEMENT OF LOSS

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---:|
| Revenues: | | |
| Commission income | $ | 827 |
| | | |
| Expenses: | | |
| Fees and regulatory expenses | | 530 |
| Professional fees | | 8,817 |
| | | 9,347 |
| | | |
| Net loss | $ | (8,520) |

# MUTUAL FUND SPECIALISTS, INC.

## STATEMENT OF CHANGES IN SHARHOLDER'S EQUITY

### FOR THE YEAR ENDED DECEMBER 31, 2008

| | Common stock (shares) | Additional paid-in capital | Deficit | Total |
|---|---|---|---|---|
| Balance January 1, 2008 | 1,000 | $ 8,564 | $ - | $ 8,564 |
| Contributions | - | 6,496 | - | 6,496 |
| Net loss for the year | - | - | (8,520) | (8,520) |
| Balance December 31, 2008 | 1,000 | $ 15,060 | $ (8,520) | $ 6,540 |

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (8,520) |
| Adjustments to reconcile net loss to net | | |
| cash used by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase in commissions receivable | | (16) |
| Decrease in accounts payable | | (700) |
| Total adjustments | | (716) |
| Net cash used by operating activities | | (9,236) |
| | | |
| Cash flows from financing activities: | | |
| Contributions and net cash used by financing activities | | 6,496 |
| | | |
| Net decrease in cash | | (2,740) |
| | | |
| Balance, beginning of year | | 9,141 |
| | | |
| Balance, end of year | $ | 6,401 |

MUTUAL FUND SPECIALISTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1. Nature of operations and summary of significant accounting policies:

   Nature of operations:
   Mutual Fund Specialists, Inc. (the "Company") was incorporated under the laws of the State of Florida in August 1993 as a securities broker-dealer. The Company concentrates its efforts on the promotion and sale of mutual fund investments to its clients. The Company is registered with the, the Securities and Exchange Commission ('SEC") and is a member of the Financial Industry Regulation Authority ("FINRA" formerly the NASD).

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue and expense recognition:
   Commissions from the sale of investments are recognized as income when earned. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

   Computation of customer reserve:
   The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

   Income taxes:
   The Company and its sole stockholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the stockholder. Therefore, federal income taxes have not been provided for in the 2008 financial statements.

   Cash and cash equivalents:
   The Company considers investments with original maturities of three months or less to be cash equivalents.

2. Computation of net capital:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

2. Computation of net capital - continued:

   As of December 31, 2008, the Company had excess net capital of $1,240 and a net capital ratio of 0 to 1.

3. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2008.

4. Supplemental disclosures of cash flow information:

   During the year ended December 31, 2008, cash was paid as follows:

   | | |
   |---|---|
   | Interest | $ - |
   | Income taxes | $ - |

5. Subsequent event:

   The stockholder has plans to sell the Company within the next year, although there are no potential purchasers at this time.

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

| | | |
|---|---|---|
| Net capital | | |
| Total shareholder's equity | $ | 6,540 |
| | | |
| Deductions: | | |
| Non-allowable assets: | | |
| Petty cash | | (50) |
| Accounts receivable over 30 days old | | (23) |
| Other assets | | (100) |
| | | |
| Net capital before haircuts on securities positions | | 6,367 |
| | | |
| Haircuts on money market fund | | (127) |
| | | |
| Net capital | $ | 6,240 |

Reconciliation with Company's computation (included in
Part II of Form X-17A-5 as of December 31, 2008)
Net capital, as reported in Company's Part II
FOCUS report                                          $      6,240

# MUTUAL FUND SPECIALISTS, INC.

## COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
## RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2008

| | |
|---|---|
| Aggregate indebtedness | $ - |
| Ratio of aggregate indebtedness to net capital | 0 to 1 |



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

## Independent Auditor's Report
## On Internal Control Required By SEC Rule 17a-5

Stockholder
Mutual Fund Specialists, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Mutual Fund Specialists, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Carter Riggs & Ingram LLC*

March 23, 2009